EXHIBIT 12.1
LIONS GATE ENTERTAINMENT CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FIVE YEARS ENDED MARCH 31, 2005 AND THREE MONTHS ENDED JUNE 30, 2005 AND 2004
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	Fiscal Year Ended March 31,					Three months ended June 30,
	2005	2004	2003	2002	2001	2005	2004

	$	$	$	$	$	$	$
Net Income (loss) before income taxes, excluding equity interests in unconsolidated subsidiaries, write-down of equity interests, gain on dilution of equity interests, gain on sale of equity interests, other equity interests and minority interests in consolidated subsidiaries	29,535	(89,554)	379	(15,356)	10,206	(21,749)	(11,318)
Interest capitalized	(1,000)	(1,300)	(300)	(2,200)	(1,500)	—	(200)
Fixed charges	25,968	16,409	9,901	11,635	10,283	5,172	5,895

TOTAL EARNINGS	54,503	(74,445)	9,980	(5,921)	18,989	(16,577)	(5,623)

FIXED CHARGES:
Interest expense, amortization and write-off of deferred financing costs	23,668	14,342	9,034	8,735	8,116	4,884	5,461
Estimate of interest within rent expense	1,300	767	567	700	667	288	234
Interest capitalized	1,000	1,300	300	2,200	1,500	—	200

TOTAL FIXED CHARGES	25,968	16,409	9,901	11,635	10,283	5,172	5,895

RATIO OF EARNINGS TO FIXED CHARGES	2.10	— (1)	1.01	— (2)	1.85	— (3)	— (4)

(1) Earnings were insufficient to cover fixed charges by	$90,854
(2) Earnings were insufficient to cover fixed charges by	$17,556
(3) Earnings were insufficient to cover fixed charges by	$21,749
(4) Earnings were insufficient to cover fixed charges by	$11,518